LQR House Inc.

6538 Collins Ave Suite 344

Miami Beach FL 33141

February 3, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	LQR House Inc.

Registration Statement on Form S-3

File No. 333- 284485

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LQR House Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 4:30 p.m. Eastern time, Wednesday, February 5, 2025 or as soon as practicable thereafter.

Very truly yours,

LQR HOUSE INC.

By:	/s/ Sean Dollinger
Sean Dollinger
Chief Executive Officer